THOMPSON & KNIGHT LLP
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Via Facsimile Transmittal 703.813.6982

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rex Energy Corporation
Form 10-K for the Fiscal Year ended December 31, 2012
Filed March 14, 2013
File No. 001-33610

Dear Mr. Schwall:

On behalf of Rex Energy Corporation (the “Company”), we have the following response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Company’s Form 10-K for the fiscal year ended December 31, 2012 (the “2012 10-K”). The Staff’s comment was provided to the Company in a letter dated February 11, 2014 to Thomas C. Stabley. Our response is based upon information provided to us by or on behalf of the Company. For the convenience of the Staff, the text of the comment is reproduced in its entirety followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2012

Exhibit 99.1

1.	We note from your response to comment 11 in our letter dated December 30, 2013, the 28 proved undeveloped locations, with negative present worth discounted at 10 percent as of December 31, 2012, appear to comprise a material portion of your total proved reserves as calculated in your response. We also note the 51.4 Bcf of natural gas attributable to these locations appears to be significant relative to your total proved undeveloped reserves of 360.1 Bcfe, as disclosed on page 39 of the 2012 Form 10-K.

Mr. H. Roger Schwall

Securities and Exchange Commission

February 13, 2014

Pursuant to the requirements in FASB ASC paragraph 932-235-50-10, please expand your disclosure regarding such locations in your annual filing on Form 10-K.

Response:	The Company acknowledges the Staff’s comment and appreciates that additional disclosure may prove useful to investors. Therefore, the Company will provide expanded disclosure in future filings, beginning with the Company’s upcoming annual report on Form 10-K for the fiscal year ended December 31, 2013, which will be filed by the Company on or before March 3, 2014, to the extent that the Company determines that the reserves associated with locations with negative PV-10 comprise a material portion of the Company’s total proved reserves. In such situations, language similar to the following would be included in future filings:

“Our PUD reserves included [28] locations that generated positive future net revenue but negative present value discounted at 10%. Net reserve volumes associated with these [28] locations were [51.4] Bcf of natural gas (approximately [8%] of total reserves). Given our planned operating budget, strategy to hold the acreage by production, the positive undiscounted net cash flows at trailing twelve month prices and expectations of future commodity prices, we plan to develop these locations over the next five years and therefore have included these locations in our PUD reserves.”

The Company respectfully notes that, in conjunction with the preparation of the 2012 10-K, it analyzed both the proportion of the Company’s total reserves (51.4 Bcf out of 618.1 Bcf, or approximately 8.3%) and the proportion of the total PV-10 associated with those reserves ($12.5 million out of $500.5 million, or approximately 2.5%) represented by these PUD locations. In addition, as part of its analysis of materiality, the Company evaluated undiscounted net cash flows at trailing twelve month prices (which were positive), and future expected commodity prices, and considered its development plans for the next five years, including plans for holding acreage by production, and expected operational budgets. After considering these factors and on the basis of that analysis, the Company determined, and respectfully maintains, that the reserves associated with these PUD locations did not constitute a material portion of the Company’s total proved reserves at December 31, 2012.

Closing

On behalf of the Company, we respectfully submit that the foregoing is appropriately responsive to the comment of the Staff and respectfully request an opportunity to discuss this response further with the Staff if, following a review of this information, the Staff does not concur with the Company’s views. In addition, we have attached a written “Tandy representations” statement from the Company.

Mr. H. Roger Schwall

Securities and Exchange Commission

February 13, 2014

Please direct any questions or additional comments regarding this letter to the undersigned at (214) 969-1324.

Sincerely,

/s/ Wesley P. Williams
Wesley P. Williams

Enclosure

cc:	Jenifer Gallagher, Staff Accountant
Brad Skinner, Senior Assistant Chief Accountant
John Hodgin, Petroleum Engineer
Paul Monsour, Staff Attorney
Thomas C. Stabley, Rex Energy Corporation, Chief Executive Officer
Michael L. Hodges, Rex Energy Corporation, Chief Financial Officer
Jennifer McDonough, Rex Energy Corporation, Vice President, General Counsel and Secretary

366 Walker Drive
State College, PA 16801
Ph: 814.278.7244
Fax: 814.278.7286
www.rexenergy.com
mhodges@rexenergycorp.com

February 13, 2014

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rex Energy Corporation
Form 10-K for the Fiscal Year ended December 31, 2012
Filed March 14, 2013
File No. 001-33610

Dear Mr. Schwall:

In connection with responding to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in a letter dated February 11, 2014 to Thomas C. Stabley with regard to the above-captioned filing, Rex Energy Corporation (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Rex Energy Corporation

By:	/s/ Michael L. Hodges
Michael L. Hodges, Chief Financial Officer